May 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Charlie Guidry
Mara Ransom

Re:	Flywire Corporation

Registration Statement on Form S-1, Amendment No. 1

Filed May 18, 2021

File No. 333-255706

Dear Mr. Guidry and Ms. Ransom:

On behalf of Flywire Corporation (the “Company”), this letter responds to the comment set forth in the letter to the Company dated May 24, 2021 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comment from May 24, 2021 letter in bold and italicized print, and the Company’s responses are provided below.

Registration Statement on Form S-1 Amendment No. 1

Description of Capital Stock

Common Stock and Non-voting Common Stock, page 169

1.	We note your response to Comments 1 and 2. Please describe the nature of the “certain transfers” that would trigger automatic conversion of the non-voting common stock.

Securities and Exchange Commission

May 24, 2021

Following our conversation with the Staff, the Company intends to include the following additional disclosure in the final prospectus (with new language underlined and deleted language marked with a strikethrough):

“Common Stock and Non-voting Common Stock

The holders of our common stock and non-voting common stock have identical rights, provided that, (i) except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors, and (ii) holders of our common stock have no conversion rights, while ~~the~~ each share of non-voting common stock automatically converts into common stock ~~upon certain transfers~~ on a one-to-one basis without the payment of additional consideration upon the transfer thereof in (i) a widespread public distribution, including pursuant to Rule 144 under the Securities Act, (ii) a transfer (including a private placement or a sale pursuant to Rule 144 under the Securities Act) in which no one party acquires the right to purchase 2% or more of any class of voting securities (as such term is used for the purposes of the Bank Holding Company Act of 1956, as amended), (iii) an assignment to a single party (for example, a broker or investment banker) for the purposes of conducting a widespread public distribution, or (iv) to a party who would control more than 50% of our voting securities of the without giving effect to the shares of non-voting common stock transferred by the holder. Other than in the event of such transfers, shares of non-voting common stock shall not be convertible into any other security.”

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Securities and Exchange Commission

May 24, 2021

Please do not hesitate to contact me at (617) 648-9127 if you have any questions or would like additional information regarding this matter.

Very truly yours,

By:	/s/ David Gammell

cc:	Peter Butterfield

Jeffrey Vetter

Keith Scherer

John J. Egan III